CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
Exhibit 99.1
FOR IMMEDIATE RELEASE
China Yuchai International Appoints New Chief Financial Officer and
Retains Investor Relations Counsel
Singapore, Singapore — October 24, 2007 — China Yuchai International Limited (NYSE: CYD; “China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, today announced the appointment of Mr. Ho Tuck Chuen as its new Chief Financial Officer who will come on board on November 15, 2007. Mr. Ho will take the place of Mr. Philip Ting Sii Tien, the outgoing Chief Financial Officer, who has served the Company in this position since 1994. The Board wishes to thank Mr. Philip Ting for his services and contributions to the Company as the Chief Financial Officer. Mr. Ting will continue with his full-time role as the Chief Financial Officer for Hong Leong Asia Limited, the holding company of China Yuchai.
Mr. Tong Kooi Teo, the President of China Yuchai, commented, “We believe Mr. Ho’s expertise and experience will enhance China Yuchai’s financial planning and reporting, strengthen corporate governance and improve investor communications. China Yuchai’s rapid growth in the Chinese market created the need for improved financial management. Our Board decided to bring in additional resources to help us capture the opportunities for fast growth in China. China Yuchai aims to further penetrate the growing Chinese automotive and construction markets, maintain market leadership and maximize shareholder value.”
Mr. Ho commented, “I am very excited to join China Yuchai, the leading company in the fast-growing Chinese diesel engine market. China Yuchai has a remarkable record of success and it is well positioned as the leader in one of the fastest growing automotive markets in the world. I very much look forward to my role in helping the company achieve its potential and build value for our shareholders.”
Mr. Ho Tuck Chuen has more than 20-years experience in the areas of strategic planning, financial management, accounting, internal controls, audit and tax. His experience covers a wide range of industries including heavy manufacturing, high tech, consumer electronics, specialty chemicals and energy. Mr. Ho was the Chief Financial Officer for Pacific Internet Ltd. (NASDAQ: PCNTF) managing strategic planning, financial management, Securities and Exchange Commission (“SEC”) financial reporting, investor relations, mergers & acquisition and SEC compliance with corporate governance and regulatory requirements. He supervised a team of 65 finance personnel in 7 regional subsidiaries. Before Pacific Internet Ltd., Mr. Ho spent 9 years as a Regional Accounting Director with Sony Electronics Asia Pacific Pte Ltd. He was responsible for accounting, tax and internal controls for the region which spans the United Arab Emirates, South Africa, India, South East Asia and Oceania. Prior to Sony, he also worked at Haw Par Healthcare Ltd., Intergraph Systems South East Asia Pte Ltd, Master Builders Technology Singapore Pte Ltd., Reda Pump Singapore Pte Ltd. (a TRW Automotive company), and Apple Computer Inc. Mr. Ho started his career as senior auditor at Price Waterhouse. He is a Certified Public Accountant in Singapore, Chartered Accountant (Australia) and Chartered Certified Accountant (UK). Mr. Ho holds a Bachelor of Accountancy from the University of Singapore.
China Yuchai also announced it has retained The Global Consulting Group, a leading New York-based strategic communications consulting firm to be its investor relations counsel.
“The Global Consulting Group was selected to represent China Yuchai after a thorough review of numerous candidates,” said Mr. Teo. “The Global Consulting Group’s strong track record in the automotive industry, its keen understanding of China’s market, and its ability to help enhance

CHINA YUCHAI INTERNATIONAL LIMITED
16 Raffles Quay #26-00 Hong Leong Building Singapore 048581
Tel : (65) 6220 8411 Fax : (65) 6226 0502
shareholder value for its clients were the key reasons we selected them to assist us in our investor relations efforts. We believe that The Global Consulting Group’s effective communications programs and reputation of developing long-term relationships with the investment community will enable China Yuchai to increase investor awareness and visibility.”
About China Yuchai International
China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2006, Yuchai sold approximately 284,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. The Company’s headquarters are based in Singapore, Singapore. For more information, please visit www.hlcorp.com.sg/cyi.
About The Global Consulting Group
The Global Consulting Group, a wholly owned subsidiary of Huntsworth PLC, is headquartered in New York, with offices in Los Angeles, Sacramento, London, Edinburgh, Madrid, Brussels, Moscow, Shanghai and Tel Aviv. The firm’s 150 employees strategically spread out over 3 continents, services over 200 global clients in 12 languages. The Global Consulting Group focuses on providing consulting services to privately-held and publicly-traded corporate clients in three areas: investor relations, corporate communications and public affairs. For more information, please visit www.hfgcg.com.
Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:
Kevin Theiss / Dixon Chen
The Global Consulting Group

Tel:	+1-646-284-9400
Email:	ktheiss@hfgcg.com dchen@hfgcg.com